January 8, 2010

Via Facsimile and EDGAR

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549-4631

Response to Comment Letter dated December 23, 2009
Union Carbide Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-1463

Dear Ms. Long:

Union Carbide Corporation (the “Corporation”) acknowledges receipt of the Staff’s comment letter dated December 23, 2009, concerning the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 20, 2009 (File No. 001-1463).

Please note that the Corporation is a wholly owned subsidiary of The Dow Chemical Company ("TDCC"), itself a fully compliant reporting company under the Securities Exchange Act of 1934.  Further, the Corporation meets all of the conditions specified in paragraph (1) of General Instruction I of Form 10-K and was therefore entitled to file its Form 10-K for the year ended December 31, 2008 with a reduced disclosure format.

Following is a restatement of the comments by the Staff and the Corporation’s response with respect to each comment.

Comments and Responses

Legal Proceedings, page 6

1.	With a view towards future disclosure, please tell us why you do not disclose the average cost of disposing of asbestos-related claims.

RESPONSE
As a result of a series of comment letters from the Staff to TDCC in 2003, TDCC agreed to disclose the Corporation’s quarterly asbestos activity in TDCC’s filings including:
•	The number of claims pending at each balance sheet date;

Ms. Pamela Long
Union Carbide Corporation
January 8, 2010

•	the number of claims filed during each period;
•	the number of claims dismissed, settled, or otherwise resolved during each period;
•	the number of individual claimants at each balance sheet date;
•	aggregate settlement costs to date; and
•	aggregate costs of administering and litigating claims to date.

Since then, the Corporation has also included these disclosures in its filings.

In TDCC’s October 16, 2003 response to Comment #6 of a letter from the Staff dated September 23, 2003, TDCC stated that it would not disclose the average cost of disposing of the Corporation’s asbestos-related claims, and the Staff accepted TDCC’s position on the matter. The rationale for not disclosing this additional data has not changed.

The Corporation’s management has an obligation to protect its shareholder – TDCC – and, indirectly, the shareholders of TDCC.  The Corporation will not disclose the average cost of disposing of asbestos-related claims because we firmly believe that providing such information publicly would be damaging to our asbestos defense strategies and, therefore, harmful to our shareholder.  The Corporation has legal defense strategies that are very case specific depending on, among other things, the merits of a particular case, the venue of the case and the plaintiffs’ firm representing the claimant.  To provide plaintiffs’ attorneys and their clients access to information concerning our average resolution values would grossly undermine these strategies and make it very difficult for the Corporation to settle cases below the aggregate resolution average.  The consequence of the Corporation having more difficulty in settling cases would be increasing resolution averages, to the detriment of the Corporation and its shareholder and, indirectly, the shareholders of TDCC.  This action has the potential to continually repeat itself and to ultimately encourage more asbestos litigation against the Corporation than would otherwise be the case.

Item 15. Exhibits and Financial Statement Schedules, page 50

2.
We note that you do not appear to have publically [sic] filed Exhibit B to your credit agreement listed as Exhibit 10.5.  The filed versions of the agreements relating to your credit facilities should contain all of the schedules and exhibits to those agreements.  Accordingly, please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

RESPONSE
We will file the complete credit agreement, including Exhibit B, with our Annual Report on Form 10-K for the year ended December 31, 2009.

Ms. Pamela Long
Union Carbide Corporation
January 8, 2010

In connection with our responses to the Staff’s comments, we acknowledge that:
-	the Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and
-	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 636-5018 or by facsimile at (989) 638-9723.

Best regards,

/S/ RONALD C. EDMONDS
Ronald C. Edmonds
Vice President and Controller, The Dow Chemical Company
Authorized Representative of Union Carbide Corporation

cc:        Dietrich King, Division of Corporation Finance
Chambre Malone, Division of Corporation Finance